File No. 70-9011

                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549

               __________________________________________

                           AMENDMENT NO. 2 TO
                    FORM U-1 APPLICATION-DECLARATION
                                  UNDER
             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              ____________________________________________

                              Cinergy Corp.
                        Cinergy Investments, Inc.
                         139 East Fourth Street
                         Cincinnati, Ohio  45202

                (Name of companies filing this statement
              and addresses of principal executive offices)

                              Cinergy Corp.

                (Name of top registered holding company)

                           William L. Sheafer
                      Vice President and Treasurer
                              Cinergy Corp.
                             (address above)

                 (Name and address of agent for service)

Applicants request that the Commission send copies of all notices, orders and communications in connection herewith to:

Cheryl M. Foley                   William T. Baker, Jr.
Vice President, General Counsel   Reid & Priest LLP
and Corporate Secretary           40 West 57th Street
Cinergy Corp.                     New York, New York
(address above)                   10019


The application-declaration as previously amended is hereby restated in its entirety to read as follows:
Item 1.  Description of Proposed Transactions
    Cinergy Corp. ("Cinergy" or the "Company") is a combination electric and gas public utility holding company, engaged through its utility subsidiaries in the generation, transmission, distribution and sale of electric energy and the transportation and sale of natural gas to approximately 1.4 million customers in Ohio, Indiana and Kentucky. As used herein, the term "Operating Companies" refers to Cinergy's direct and indirect utility subsidiaries, namely, PSI Energy, Inc. ("PSI"), a direct wholly-owned subsidiary of Cinergy which provides retail electric service in north central, central and southern Indiana, and The Cincinnati Gas & Electric Company, also a direct wholly-owned subsidiary of Cinergy
("CG&E"), and its four wholly-owned utility subsidiaries - The Union Light, Heat and Power Company ("ULH&P"), Lawrenceburg Gas Company
("Lawrenceburg"), The West Harrison Gas and Electric Company ("West
Harrison") and Miami Power Corporation ("Miami") - and electric service in the southwestern portion of Ohio and adjacent areas of Indiana and Kentucky. The principal Operating Companies are CG&E, PSI and ULH&P./1/ Cinergy has a number of direct and indirect nonutility subsidiary companies, including interests in foreign utility companies ("FUCOs") as hereinafter described. Cinergy also has a service company subsidiary, Cinergy Services, Inc. All of the foregoing companies collectively comprise the "Cinergy system."
    Cinergy was created in 1994 through the merger of CG&E and PSI's then-parent company, PSI Resources, Inc. ("Resources"), each of which prior to the merger was an exempt holding company under the Public Utility Holding Company Act of 1935 (the "Act"). As discussed below, and in the Securities and Exchange Commission's ("SEC" or "Commission") October 1994 order authorizing the Cinergy merger and ancillary transactions (Release No. 35-26146 in File No. 70-8427), Cinergy and the Operating Companies made various commitments to Cinergy's state regulators - the Public Utilities Commission of Ohio ("PUCO"), which regulates the retail electric and gas rates of CG&E; the Indiana Utility Regulatory Commission ("IURC"), which regulates the retail electric rates of PSI, the retail gas rates of Lawrenceburg and the retail electric rates of West Harrison; and the Kentucky Public Service Commission ("KPSC"), which regulates the retail electric rates of ULH&P - and other interested parties to allay concerns with respect to the effectiveness of state regulation in consequence of the holding company structure utilized in the Cinergy merger. Cinergy registered as a holding company on October 25, 1994.
    A.   Background:  Prior Orders
         1.   September 1995 EWG/FUCO Order
    By order dated September 21, 1995 in File No. 70-8589 (Rel. No. 35-26376) (the "September 1995 EWG/FUCO Order"), the Commission, among other things, authorized Cinergy and Cinergy's wholly-owned nonutility subsidiary, Cinergy Investments, Inc. ("Investments"), from time to time through May 31, 1998:
*   to acquire the securities of one or more special-purpose entities
(each, a "Project Parent"/2/) formed to engage exclusively in the business of acquiring and holding, directly or indirectly, the securities of, and/or providing services to, exempt wholesale generators ("EWGs") and FUCOs; and
*   to make direct and indirect investments in EWGs, FUCOs and Project
Parents (by means of equity and debt investments including guarantees and other forms of credit support) in an aggregate amount at any time outstanding not to exceed $115 million (the "Original EWG/FUCO Investment Limitation"), provided that any such direct or indirect investment by Cinergy or Investments would be made only if, on a pro forma basis, Cinergy's "aggregate investment" would not exceed 50% of Cinergy's "consolidated retained earnings" as determined pursuant to Rule 53(a)(1) under the Act./3/
         2.   March 1996 EWG/FUCO Order
    By order dated March 8, 1996 in File No. 70-8589 (Rel. No. 35-26486)
(the "March 1996 EWG/FUCO Order"), the Commission modified the September
1995 EWG/FUCO Order in two respects.  Specifically, the Commission:
* extended the expiration date of the authorization period established in the September 1995 EWG/FUCO Order from May 31, 1998 to December 31,
1999; and
* authorized Cinergy and Investments to increase their direct or indirect aggregate investment in EWGs, FUCOs and Project Parents from the $115 million limit established in the September 1995 EWG/FUCO Order to an aggregate amount equal to 50% of Cinergy's consolidated retained earnings
(the "50% Limitation")./4/
         3.   January 1995 Cinergy Debt Financing Order
    By order dated January 11, 1995 in File No. 70-8521 (Rel. No. 35-26215) (the "January 1995 Cinergy Debt Financing Order"), the Commission authorized Cinergy:
    * to issue and sell from time to time through January 31, 1997, in an aggregate principal amount at any one time outstanding not to exceed
$375 million (the "Aggregate Debt Limitation"), within certain parameters set out in the Commission's order and Cinergy's Declaration as amended, (1) unsecured short-term promissory notes to banks and other financial institutions, (2) commercial paper to commercial paper dealers and financial institutions, and (3) unsecured demand promissory notes to banks evidencing Cinergy's reimbursement obligation in respect of letters of credit issued by such banks on Cinergy's behalf (collectively, "Short-Term Financings"); and
    * to use the proceeds of Short-Term Financings, inter alia, to invest in EWGs and FUCOs, subject to the receipt of any required further authorization from the Commission.
         4.   March 1996 Cinergy Debt Financing Order
    By order dated March 12, 1996 in File No. 70-8521 (Rel. No. 35-26488) ("March 1996 Cinergy Debt Financing Order"), the Commission modified the January 1995 Cinergy Debt Financing Order in three respects. Specifically, the Commission:
    * extended the expiration date of the authorization period established in the January 1995 Cinergy Debt Financing Order from January
31, 1997 to December 31, 1999;
    * increased the Aggregate Debt Limitation established in the January 1995 Cinergy Debt Financing Order from $375 million to $1 billion;
and
    * authorized Cinergy to apply proceeds from Short-Term Financings, up to the full amount of the increased Aggregate Debt Limitation, to investments in EWGs, FUCOs and Project Parents, subject to the 50%
Limitation.
         5.   November 1994 Common Stock Order
    By order dated November 18, 1994 in File No. 70-8477 (Release No. 35-26159) (the "November 1994 Cinergy Common Stock Order"), the Commission authorized Cinergy:
    * to issue and sell up to eight million shares of common stock, $.01 par value, from time to time through December 31, 1995; and
    * to use the proceeds thereof to make a cash capital contribution to Cinergy's Indiana utility subsidiary PSI, with any remaining proceeds, if any, to be applied to general corporate purposes. The order provided that Cinergy would not apply any such residual proceeds to investments in EWGs and FUCOs without a separate order from the Commission.
         6.   February 1996 Common Stock Order
    By order dated February 23, 1996 in File No. 70-8477 (Release No. 35-26477) ("February 1996 Common Stock Order"), the Commission modified the
November 1994 Common Stock Order in certain respects including:
    * extending the expiration date of the authorization period to December 31, 1997; and
    * permitting Cinergy to apply the proceeds from sales of the remaining shares of common stock (867,385 at October 1, 1995 and at March
31, 1997) to investments in EWGs and FUCOs, subject to the September 1995 EWG/FUCO Order.
    The September 1995 EWG/FUCO Order, the March 1996 EWG/FUCO Order, the January 1995 Cinergy Debt Financing Order, the March 1996 Cinergy Debt Financing Order, the November 1994 Common Stock Order and the February 1996 Common Stock Order are sometimes hereinafter collectively referred to as the "Prior Orders."
    B.   Proposed Modifications to Prior Orders
    At March 31, 1997, Cinergy's aggregate investment and consolidated retained earnings were approximately $496 million and approximately $1 billion, respectively.
    Accordingly, under the 50% Limitation, as of March 31, 1997 Cinergy could have invested only an additional $4 million in Exempt Projects. By contrast, if Cinergy had authority to invest in Exempt Projects in an amount equal to 100% of consolidated retained earnings, as of March 31, 1997, Cinergy could have invested an additional $504 million.
    Cinergy considers Exempt Project investments to be a critical element of its strategy for providing value to investors and successfully competing in the evolving energy industry. In view of the lack of significant available capacity under the 50% Limitation, and Cinergy's satisfaction of the applicable standards under the Act for removal of the 50% Limitation, Cinergy hereby requests that the Commission issue an order pursuant to Rule
53  under the Act appropriately modifying the Prior Orders.
    Specifically, Cinergy proposes to apply proceeds from the issue and sale of shares of common stock and short-term debt securities as authorized in the Prior Orders, and to issue guarantees of securities of EWGs, FUCOs and Project Parents as authorized in the Prior Orders, to direct or indirect investments (including through Project Parents) in EWGs and FUCOs, provided that Cinergy's aggregate investment shall not at any time exceed its consolidated retained earnings./6/
    C.   Existing Interests in Exempt Projects
    To date, Cinergy has invested exclusively in foreign Exempt Projects.
As of March 31, 1997, Cinergy's interests in Exempt Projects are as follows:
         1.   EDESUR
    Cinergy indirectly owns a 1% interest in Edesur, S.A. ("EDESUR"), a FUCO which owns an electricity distribution network serving approximately
2.1 million customers in the southern half of the city of Buenos Aires, Argentina. Cinergy's 1% interest in EDESUR, which is held by PSI Energy Argentina, Inc., a wholly-owned subsidiary of PSI, equated to an aggregate investment at March 31, 1997 of approximately $11 million. PSI Energy Argentina, Inc., also provides operating and consulting services to EDESUR. Cinergy's ownership interest in EDESUR was acquired in 1992 prior to the 1994 merger creating Cinergy, by Resources, the then parent holding company of PSI,/6/ in connection with the sale by the Argentine government of a majority interest in this electric distribution company. See Release No. 35-25570, July 2, 1992./7/
         2.   Midlands
    Cinergy indirectly owns 50% of Midlands Electricity plc ("Midlands"), a FUCO serving approximately 2.2 million customers in mid-central England.
One of 12 regional electricity companies created in 1990 by the British Government as a part of the privatization of the electric utility industry in England and Wales, Midlands is primarily a distribution company, purchasing most of its electricity requirements from third-party generators.
    As previously reported,/8/ Cinergy acquired its interest in Midlands in a 50-50 joint venture transaction with GPU, Inc. ("GPU") ("Joint
Venture"). To accomplish the Midlands acquisition several Project Parents were established. In May 1996, Investments formed Cinergy UK under
Delaware law for the purpose of indirectly acquiring and holding Cinergy's interest in Midlands. Pursuant to the Joint Venture agreements, Cinergy UK and a subsidiary of GPU then formed and acquired respective 50% equity interests in Avon Energy Partners Holdings, a U.K. unlimited liability company ("Avon Holdings"), which in turn formed and acquired all the capital stock of Avon Energy Partners plc, a U.K. limited liability company ("Avon Energy"). On May 7, 1996, Avon Energy commenced its public offer to acquire Midlands. On June 6th, Avon Energy declared the offer unconditional. During the third quarter of 1996, Avon Energy completed its acquisition of all of the outstanding common stock of Midlands. Under generally accepted accounting principles in the United States ("U.S.
GAAP"), Cinergy accounts for its interest in Midlands pursuant to the equity method of accounting.
    The total consideration paid by Avon Energy for the acquisition of Midlands was approximately $2.6 billion. The funds for the acquisition were obtained from Cinergy's and GPU's combined $1 billion equity investment in Avon Energy, with the remainder obtained by Avon Energy from funds borrowed under a 1.5 billion pounds sterling Term Loan and Revolving Facility Agreement, dated May 7,1996 ("Avon Credit Agreement"), among Avon Energy, Avon Holdings, as guarantor, certain banks named therein, Barclays and Chase Investment Bank Limited, as arrangers, and Barclays as agent.
Funds borrowed by Avon Energy under the Avon Energy Credit Agreement are not recourse directly or indirectly to Cinergy or any subsidiary thereof
(other than Avon Energy and Avon Holdings and their assets).
    Cinergy used short-term bank debt to finance its entire $503 million equity investment in Midlands, with Cinergy borrowing $471 million under a $600 million Credit Agreement, dated as of May 6, 1996 ("Cinergy Corp.
Credit Agreement"), with certain banks and Barclays Bank plc, as administrative agent ("Barclays"), and Cinergy UK borrowing $32 million under its $40 million Credit Agreement, dated as of May 6, 1996 ("Cinergy
UK Credit Agreement"), with certain banks and Barclays as administrative agent. The lenders under the Cinergy UK Credit Agreement have recourse solely to Cinergy UK and its assets for repayment of borrowings thereunder.

    At March 31, 1997, Cinergy's aggregate investment in Midlands was approximately $485 million./9/
    D.   Exempt Projects:  Opportunities and Risks
    Investments in Exempt Projects present an opportunity to earn a return in excess of the risk adjusted cost of capital for such projects as well as other valuable strategic opportunities.
    For instance, Cinergy expects that Midlands should contribute to Cinergy's financial strength and continue making a positive contribution to Cinergy's revenues and earnings in the future. Preliminary results bolster this conviction. The Midlands acquisition added 10 cents (based on net income of $15.4 million) to Cinergy's 1996 earnings per share of $2.12. On a pro forma basis, assuming Cinergy had acquired its 50% interest in Midlands on January 1, 1996, Cinergy's earnings from its investment in Midlands would have equated to approximately 18 cents per share for 1996. Earnings from Midlands also helped to make possible an increase in the dividend payable on Cinergy common stock, from $1.72 to $1.80 annualized, which Cinergy's board of directors approved in October 1996./10/
    Beyond providing Cinergy with a relatively stable source of income into the future, the Midlands acquisition is attractive to Cinergy for other important financial and strategic reasons. First, Cinergy believes that it can add value to its investment in Midlands shares, primarily through implementation of cost saving measures. This belief stems from Cinergy's proven record in achieving projected merger-related savings as well as Cinergy's ongoing reengineering efforts./11/ Under the British regulatory system, the benefits of these cost savings will accrue primarily to the shareholders of Midlands. Second, Midlands competes as a power marketer in a market in which retail customers with a maximum annual peak demand of 100 kW, or more, can choose their electricity supplier.
Beginning in 1998, all customers in the U.K., regardless of load size, will have the opportunity to choose their electricity supplier. The experience that Cinergy will gain in operating a utility in such a competitive environment should be highly valuable to Cinergy in connection with its competitive power marketing efforts in the U.S./12/ Third, the electricity sector in the U.K. may experience further consolidations, a process that in itself should produce attractive returns for investors by virtue of the potential for achieving merger-related savings. Also, due to the limited number of operating electric utilities in the U.K., investors desiring to include such an investment in their portfolio will be exposed to the purchase premiums afforded by the economic laws of supply and demand. By its acquisition of an ownership interest in Midlands, Cinergy has achieved early entry into that market and therefore is positioned to earn an additional attractive return on its investment. Another benefit is that the Midlands acquisition provides access to valuable managerial resources:
Midlands' management team is generally regarded by the U.K. financial community as one of the strongest in the U.K. utility industry. As an affiliated team, the combined managerial resources of Cinergy and Midlands will provide complementary skills and experience and valuable managerial depth.
    Together with these opportunities, investments in EWGs and FUCOs present risks. Cinergy scrutinizes potential Exempt Project investments to identify and mitigate these risks. The following discussion summarizes the systematic review process and the risk mitigation techniques that Cinergy currently employs./13/
         1.   The Project Review Process
    Every Exempt Project investment opportunity pursued by Cinergy is subjected to a series of formal reviews to ensure the project's soundness. The process begins with the identification of an investment opportunity.
If the investment opportunity is located in a foreign country, risk analysis of that country is performed. The analysis focuses on the political, economic and currency stability of the particular country, the government's commitment to energy services, the legal, regulatory and tax framework for private investment in energy facilities, and whether local business practices will support long-term investment of private capital. The analysis frequently entails a review of independent analyses and evaluations, often prepared by investment bankers and/or accounting/consulting firms, as well as discussions with third parties, such as banks, equipment suppliers, governmental agencies and consulting experts. This extensive review process mitigates the exposure to the expenditure of development funds without a realistic expectation of success in terms of both making investments in projects and in obtaining appropriate levels of non-recourse financing on commercially reasonable terms.
    Once development of a project is undertaken, the project's status and progress are continually reviewed to ensure that development expenditures are producing acceptable results. In addition, the project team identifies the major operating, commercial, financial, interest rate, foreign currency exchange, legal, regulatory, tax and country risks associated with the particular project and whether and how those risks have been mitigated.
The members of the project team are responsible for the due diligence investigation of risks that have been identified.
    Potential projects are subjected to increasing levels of management review. Depending on the amount of Cinergy's anticipated financial exposure to a particular project, the proposed investment must be approved by Investments' board of directors, by the Finance Committee of Cinergy's board of directors (comprised entirely of outside directors), and by the full board of directors of Cinergy.
    As a practical matter, the investment review process is to a large extent replicated by the lenders and their consulting experts (i.e., engineers, legal, etc.) who provide debt financing on a non-recourse basis, since repayment of that debt will depend solely upon the success of the investment. Typically, non-recourse debt documents require the establishment of debt service and other funded reserves, and the achievement of specific financial measurements and performance, each of which is designed to preserve and protect the assets and the financial performance of the investment against operational, financial and other contingencies. Cinergy's success in arranging appropriate levels of Exempt Project non-recourse financing, as discussed below, confirms the soundness of Cinergy's project review process.
         2.   Risk Mitigation of Exempt Projects
    Cinergy carefully evaluates the potential risks of an Exempt Project before Cinergy's funds are committed. Such risks may include one or more of the following:
    * Operating risks. Cinergy's project development efforts focus on technologies/industries with which it is familiar such as electric generation and the transmission and distribution of electricity and gas. Due diligence of operating assumptions is carried out by experienced Cinergy engineers and other employees and by outside technical consultants. The risk of changes in the price of fuel would typically be passed through to the purchaser of electricity under the negotiated terms of a long-term power sales agreement. Other operating risks can be covered by equipment warranties and by casualty, business interruption and other forms of insurance. Further, when Cinergy or an affiliate is actively involved in the day-to-day operation or administration of an Exempt Project in which it holds an ownership interest, the Company enhances its ability to identify and address developing and existing problems.
    * Commercial risks. Many independent power projects rely on the "off-take" commitment of a single power purchaser, usually the local utility company, to eliminate all or most of the risk of variation in revenues. In such cases, Cinergy would take steps to assess the creditworthiness of the power purchaser over the life of the project and/or seek to have a contingency plan in the event of off-take defaults.
With other projects, particularly in competitive power markets outside the U.S., long-term off-take contracts are generally not available and electricity prices are determined by the economic laws of supply and demand. Cinergy conducts extensive investigations of the electricity markets to determine the viability of long-term demand in these environments. In general, Cinergy seeks to ensure that the investment will be capable of producing electricity at or below the long-run marginal cost in the region, thus ensuring that the investment can be a competitive supplier in a non-regulated environment.
    * Financial risks. Cinergy addresses the financial risks of Exempt Projects in a variety of ways. For example, the Company might seek permanent debt financing which is non-recourse to Cinergy or any associate company (other than to the Exempt Project). With non-recourse financing, the debt of each Exempt Project is secured solely by its assets and revenues, and creditors have no recourse to seek repayment upon default from Cinergy or any associate company (other than to the Exempt Project). This method of financing ensures that Cinergy's exposure to direct losses from investment in any particular project is limited to the amount of its equity and guarantee commitment and that the Operating Companies and their customers bear no risk of direct losses from the risk of an investment's financial distress. Other examples of ways Cinergy might address financial risk are securing fixed-rate debt and seeking a partner(s) for a particular project.
    * Interest rate risk. Interest rate variability/14/ is addressed, in part, by borrowing on a fixed-rate basis or by purchasing financial instruments that fix or cap variable interest rates. The effects of interest rate volatility can be mitigated principally through two strategies: hedging and diversifying. Hedging is designed to limit or remove exposure to risk. In this case, interest rate hedging could be in the form of purchasing U.S. Treasury securities before the issuance of debt to lock-in most of the pricing spread on an ensuing sale of long-term debt (the position is unwound at pricing and the gain/loss on the hedge offsets any change in the general level of interest rates on the debt). After an issuance, hedging could be effected through the purchase of interest rate caps, which limit the rate payable on floating rate debt to a certain prescribed maximum, or swaps, which would fix the rate at a known level for
a period of time.    Diversification involves spreading liabilities  among
short- and long-term debt instruments and fixed and floating interest obligations.

    *    Foreign currency exchange risk.  In general, Cinergy would intend to implement foreign currency risk minimization strategies when it enters into projects that subject it to material foreign exchange rate risk. For instance, this risk can be significantly mitigated where non-recourse project debt is borrowed in the same currency as the project revenues, ensuring a match between debt service obligations and operating income. In addition, Cinergy evaluates the various approaches available to mitigate foreign currency exchange risk based on the anticipated project return and timing of cash flows. Various types of both option-based (e.g., call, put and average rate options) and fixed rate instruments (e.g., futures contracts and currency swaps) are readily available from numerous domestic and foreign counterparties.
    * Legal risks. Legal risks are addressed by careful review of any investment by legal counsel, including local and international counsel, if applicable. Such legal reviews address, among other things, regulatory and permitting risks, environmental risks, the adequacy and enforceability of guarantees or other contractual undertakings of third parties, the status of title to utility property, and the obligations inherent in the financing arrangements./15/
    *    Country risks.  In addition to the specific risks mentioned above, investing outside the U.S. can entail country-specific risks related to political or economic performance. As indicated previously, Cinergy evaluates country risk in the project review process and attempts to mitigate this risk through a number of measures.  Most importantly, the country review process ensures that the political and economic stability of any country has been reviewed at several managerial levels, as discussed above, before any investment occurs. In addition to a general review, the country analysis focuses specifically on the country's energy sector and on the government's support for private ownership in that sector.  If appropriate, introductory discussions are arranged to facilitate dialogue between the local political community and Cinergy management.
Also at the outset of development work in a foreign country, Cinergy will likely seek local and international partners who are experienced in doing business in the host country and internationally./16/ Such partners can be a very important element in mitigating the risk of expropriation or unfair regulatory treatment. Cinergy may also obtain the participation of official or multilateral agencies in the project./17/
    *    Liquidity risk.  Cinergy believes an exit strategy is an
important element of liquidity risk mitigation. Investment liquidity is analyzed during the investment review process by identifying exit options, such as potential investors.  In addition to partners already committed to the investment, potential investors typically include local and international businesses which may seek vertical or horizontal integration./18/ Increased investment liquidity enhances the ability to maximize economic performance and the ability to optimize returns./19/ In
1995, Cinergy employed this return-maximization strategy in liquidating its investment in Costanera. The divestiture of Cinergy's interest in
Costanera (which had been acquired through Cinergy's then-EWG, Costanera
Power Corp.) resulted in the realization of a $6.4 million gain, net of income taxes. Over the 3 1/2 year period of its investment in Costanera, Cinergy realized an after-tax average annualized return of 21%.
    *    Construction risk.  To date, Cinergy's investments in EWGs and
FUCOs (i.e., Costanera, EDESUR, and Midlands) have involved existing utility systems and established utility companies.  Were Cinergy to consider investing in a "green field" project, Cinergy could seek to address construction risks under fixed-price contracts with milestones and performance guarantees (e.g., guaranteed heat rates, availability factors), backed by appropriate levels of liquidated damages. The creditworthiness and "track record" of the construction contractor would be a very important consideration in this regard. In a case where a Cinergy affiliate might serve as general contractor, it could look to pre-negotiated cost and damage provisions from subcontractors to protect against performance short-falls, cost overruns and schedule delays.
         3.   Case Study:  Midlands
    Cinergy's acquisition of a 50% interest in Midlands illustrates the risk analysis outlined above.
    In assessing the commercial and operating risks of acquiring its interest in Midlands, Cinergy was influenced by a number of factors, including Midlands' successful operating history since privatization and its strong competitive position. The transaction presented no significant construction risk since Midlands is an established company with operational utility facilities. Cinergy was impressed by the high quality of Midlands' management and sought to retain the services of existing management following the acquisition.
    Financial risks were addressed most basically through an acquisition financing structure in which the bulk of the financing consisted of non-recourse debt (i.e., to Cinergy or to any subsidiary thereof other than
Cinergy UK, Avon Holdings, Avon Energy and/or Midlands).  To limit interest rate risk, Avon Energy entered into various interest rate swaps and cap arrangements which essentially provided one-half of its debt with a fixed rate for an average of a two-year period.  To limit the foreign currency risk of the acquisition, Cinergy took a number of steps.  All of the financing for the acquisition borrowed under the Avon Credit Agreement is denominated in sterling and is expected to be repaid ultimately out of
Midlands' operating profits, which are also predominantly in sterling. By matching the currency of the debt and the repayment source, these arrangements eliminate the exchange rate and currency risks of the sterling-denominated debt. The remainder of the acquisition financing by Cinergy was in the form of dollar-denominated borrowings by Cinergy and
Cinergy UK under the Cinergy Corp. Credit Agreement and the Cinergy UK
Credit Agreement, respectively.  To hedge the dollar value of its investment, Cinergy entered into a currency swap that obligates Cinergy and a counterparty to deliver pounds sterling and dollars, respectively, at an agreed upon exchange rate at a future date. The currency swap also provides a natural hedge of dividends payable by Midlands to Cinergy.
    Given the advanced state of the British legal and political systems and the British economy, the Midlands acquisition did not present significant legal, political, country or economic risks.  With respect to the potential for the imposition of a windfall profits levy on regulated businesses (discussed above), Cinergy determined that such a levy was probable; consequently Cinergy factored that assumption into its pricing model for the acquisition and Cinergy's acquisition price was adjusted to reflect an estimated liability. To address any residual legal risk associated with the acquisition, and to ensure compliance with local law, Cinergy and GPU retained local U.K. counsel to assist in the acquisition.
         4.   Return on Exempt Projects
    Cinergy's Exempt Project investments have historically generated modest but important contributions to earnings.  In 1994 and 1995,
Cinergy's investments in EDESUR and Costanera contributed total net income of $175,000 and $7,160,000 ($770,000 after elimination of the gain on the sale of Costanera), respectively. Since first investing in international utility systems in 1992 through Cinergy's predecessor, Resources, Cinergy has never reported a full-year operating loss attributable to such projects.  The Midlands investment added 10 cents to Cinergy's 1996 earnings per share and, on a pro forma basis assuming the acquisition had taken place on January 1, 1996, would have added 18 cents to Cinergy's 1996 earnings per share.
    E.   Potential Investments in Additional Exempt Projects
    Potential investments in additional Exempt Projects are a critical element of the Company's overall business strategy.  However, given
Cinergy's current level of investments, this important avenue for delivering value to Cinergy's shareholders and customers is effectively closed to Cinergy.  As a result, Cinergy is severely constrained in its ability to seriously consider opportunities for potential investments in additional Exempt Projects.
    Several factors account for the strategic importance of Cinergy's EWG/
FUCO investment program.  First, investments in Exempt Projects present
Cinergy with the opportunity to continue to grow through reinvestment of retained earnings in an industry sector that the Cinergy companies have decades of experience in, while at the same time diversifying overall asset risk. Second, Cinergy to date has deliberately pursued utility investments in England and Argentina, countries which have progressed much further than the United States towards deregulation and full competition in both wholesale and retail electricity markets.  Cinergy believes that the creation and maintenance of value for its shareholders will hinge on its ability to effectively operate its core business in the U.S. as that business becomes subject to increasing competition.  Cinergy's experience in markets that are already largely deregulated will greatly enhance its long-term prospects for success in that endeavor. The lessons learned from these deregulated markets will provide Cinergy with insights about the elements of market structures that produce efficient and equitable results for consumers and shareholders.  These insights will assist Cinergy in helping to shape the evolution of the electric sector in the U.S.
Item 2.  Fees, Commissions and Expenses
    The fees, commissions, and expenses ("Fees") paid or to be paid or incurred by Applicants or any associate companies thereof in connection with the proposed transactions are estimated not to exceed $25,000, comprised of Fees of Cinergy Services, Inc., estimated not to exceed
$10,000, and Fees of Reid & Priest LLP, estimated not to exceed $15,000.
Item 3.  Applicable Statutory Provisions
    A.   General Provisions
    Sections 6(a), 7, 12(b), 32 and 33 of the Act and Rules 45, 53 and 54 thereunder are or may be applicable to the proposed transactions.
    Rule 53 provides that, if each of the conditions of paragraph (a)
thereof is met, and none of the conditions of paragraph (b) thereof is applicable, then the Commission may not make certain adverse findings under Sections 7 and 12 of the Act in determining whether to approve a proposal by a registered holding company to issue securities in order to finance an investment in any EWG or to guarantee the securities of any EWG.
    Giving effect to the proposals contained herein, Cinergy will satisfy all of the conditions of Rule 53(a) except for clause (1) thereof, since
Cinergy is proposing herein that Cinergy's aggregate investment may exceed
50% of Cinergy's consolidated retained earnings. None of the conditions specified in Rule 53(b) is applicable and no associate EWG or FUCO has ever defaulted on its financing obligations.
    B.   Compliance with Rule 53(c)
    Rule 53(c) states that, in connection with a proposal to issue and sell securities to finance an investment in any EWG, or to guarantee the securities of any EWG, a registered holding company that is unable to satisfy the requirements of paragraph (a) or (b) of Rule 53 must affirmatively demonstrate that such proposal:
    1.   will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and
    2. will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of State commissions to protect such subsidiary or customers.
The proposed transactions meet each of these tests.
         1.   The proposed transactions will not have a substantial
              adverse impact upon the financial integrity of the Cinergy system.
    The absence of any substantial adverse impact on Cinergy's financial integrity within the meaning of Rule 53(c)(1) as a result of the transactions proposed is evident from a review of relevant factors, including (a) key financial ratios and benchmarks, (b) the market's view of Cinergy's securities and its investments in Exempt Projects, (c) Cinergy's success in obtaining appropriate levels of Exempt Project non-recourse debt financing, and (d) Cinergy's historical success in its investments in
Exempt Projects.
         a.   Key Financial Ratios/Benchmarks
    An aggregate investment equal to 100% of Cinergy's consolidated retained earnings would represent a relatively small commitment of capital based on various key financial ratios at March 31, 1997.  A total investment in this amount (assumed to be $1 billion) would be equal to 16%
of Cinergy's consolidated capitalization ($6.2 billion), 16% of consolidated net utility plant ($6.3 billion), 11% of total consolidated assets ($8.8 billion), and 19% of the market value of Cinergy's outstanding common stock ($5.4 billion).
    Cinergy's consolidated retained earnings increased $73 million in
1995, Cinergy's first full year of operations, and an additional $42 million in 1996.  These increases represent percentage increases of 8.3% in
1995 and 4.4% in 1996, a compound average annual increase of 6.4%
    Cinergy's consolidated capitalization ratios at March 31, 1997, 46%
equity and 54% debt (including short-term debt of $705 million), are within the existing company averages published  by Standard & Poor's for "BBB"
rated utilities (48% to 59%).  Cinergy's dividend payout ratio was 77.5% in
1995 and 82.1% in 1996./20/  The average electric industry payout ratios for 1995 and 1996 were 76% and 75%, respectively.
    With respect to relevant financial benchmarks specifically contemplated by the terms of Rule 53, none of the conditions enumerated in paragraph (b) thereof is applicable: (1) there has been no bankruptcy of a Cinergy associate company (cf. Rule 53(b)(1)); (2) Cinergy's consolidated retained earnings for the four most recent quarterly periods have not decreased by 10% from the average for the preceding four quarterly periods
(cf. Rule 53(b)(2)); and (3) Cinergy has never reported a full-year
"operating loss" attributable to its Exempt Projects (cf. Rule 53(b)(3)).
    Cinergy undertakes to notify the Commission by filing a post-effective amendment in this proceeding in the event that any of the circumstances described in Rule 53(b) arise during the authorization period. Cinergy also represents that it will remain in compliance with the requirements of
Rule 53(a), other than Rule 53(a)(1), at all times during the authorization period./21/
         b.   Market Expectations
    The equity market's expectations of Cinergy's future growth and earnings evidence exceedingly strong investor confidence in Cinergy's ability to deliver shareholder value relative to Cinergy's competitors. Cinergy's market-to-book ratio of 204% at the end of 1996 was the highest among the 25 largest electric utilities, and Cinergy's price/earnings ratio of 15.7 at year end 1996 was among the top five.
                        Pre-Midlands        Post-Midlands
                         Investment           Investment
                           (3/96)              (12/96)
Market-to-Book Ratio:
         Cinergy                  183%               204%
Price/Earnings Ratio:
    Cinergy                   13.2               15.7/22/
    In addition, for the year 1996, Cinergy's common stock price increased
9% compared to a decrease of 6% for the S&P Electric Utility Index./23/
    As of April 30, 1997 Cinergy had posted a year-to-date total shareholder return of 2.35% while the S&P Electric Utility Index and the Philadelphia Utility Index both posted negative returns. From October 24,
1994 (the date of consummation of the Cinergy merger) through April 30,
1997, Cinergy's total shareholder return was 72.02% while the S&P Electric Utility Index returned 29.04%. Cinergy's market-to-book ratio as of April
30, 1997 of 203% was nearly twice the S&P Electric Utility Index market-to-book ratio of 128%/24/.
    Moreover, as indicated in the table above, the relative improvement in market indicators following the Midlands acquisition testifies to the market's specific endorsement of that transaction. On the day the offer to acquire Midlands was announced, Cinergy common stock appreciated 3% while the industry's most generally referenced indices/25/ decreased in price.
The market's full review of the transaction resulted in an even greater appreciation of its value. For the two-week period following the announcement, the total return on Cinergy common stock was more than twice the total return on the industry's stock indices.  To Cinergy's shareholders, outperforming the industry's indices resulted in additional value of approximately $168 million. For all of 1996, Cinergy common stock produced a total return to shareholders of 15.42%, third highest among the
25 largest electric utilities.  On the basis of measures like these,
Business Week magazine ranked Cinergy's financial performance highest among electric utilities in the S&P 500 for 1996./26/
    Below is provided three years of market-to-book ratio, price/earnings ratio, and return on equity information for Cinergy (in each case, as of year-end), as well as averages for the period.
                                                      1994 - 1996
                        1994      1995      1996      3-Year Avg.

   Market-to-Book Ratio:
         Cinergy        151%      189%      204%      181%

   Price/Earnings Ratio:
         Cinergy        18.08     13.80     15.74     15.90

   Return on Equity:                                  2-Year Avg.
         Cinergy                  14.0%     12.3%     13.2%

         c.   Non-recourse Financing
    As previously noted, approximately $1.6 billion of the $2.6 billion purchase price of Midlands was financed through the issuance to banks and other financing institutions of debt ultimately secured entirely by the interests of Avon Holdings, Avon Energy and Cinergy UK in Midlands and its earnings. Cinergy's success in placing non-recourse debt of that magnitude, secured exclusively by the borrowers' interests in Midlands, attests to the lenders' views of the merits of the Midlands transaction.
         d.   Success in Exempt Project Investments
    As discussed earlier, Cinergy's investments in Exempt Projects have contributed to Cinergy's financial strength. With respect to Argentina, Cinergy's sale in late 1995 of its interest in Costanera resulted in the realization of a gain of $6.4 million, net of taxes. Cinergy achieved an after-tax average annualized return of 21% from its investment in Costanera.
    The Midlands acquisition has already proven financially beneficial to Cinergy and enhanced Cinergy's short-term earnings growth, adding 10 cents to Cinergy's 1996 earnings per share, further demonstrating Cinergy's ability to prudently make these types of investments.
    Applicants expect such investments to continue making a positive contribution to Cinergy's revenues and earnings in the future./27/
         2. The proposed transactions will not have an adverse impact on any utility subsidiary of Cinergy, or its customers, or on the ability of Cinergy's state public utility commissions to protect such customers.
    The proposed transactions likewise will not have an adverse impact within the meaning of Rule 53(c)(2) on any of the Operating Companies or their customers, or on the ability of the applicable state public utility commissions to protect those customers. Among the factors that compel this conclusion are:

    a. the insulation of the Operating Companies and their customers from potential direct adverse affects of investments in Exempt Projects;

    b. the Operating Companies' financial integrity;

    c. the absence in the foreseeable future of any anticipated need on the part of the Operating Companies for additional capital from Cinergy; and

    d. the enhanced state commission oversight of the Operating
Companies resulting from the global settlement agreements, commitments and conditions agreed to by Cinergy and the Operating Companies in 1994.
    Prior to filing the original application in this proceeding, senior officers and other personnel of Cinergy met with representatives of the
PUCO, the IURC and the KPSC to discuss Cinergy's proposal and to address the concerns of the state commissions.  Pursuant to those discussions, and the filing of Cinergy's application, the state commissions submitted letters to this Commission in late March and early April regarding
Cinergy's proposal, copies of which are filed as Exhibits D-1, D-2 and D-3, respectively. Those letters buttress Cinergy's assertion that the proposed transactions satisfy the requirements of rule 53(c)(2). In particular, the PUCO in its letter stated that "[t]his Commission is of the view that Cinergy's proposal will not impair the ability of this Commission to regulate CG&E or protect its retail customers in Ohio."  The IURC stated
that "[t]his Commission is of the view that Cinergy's proposal will not impair the ability of this Commission to protect PSI or its retail customers in Indiana."  Likewise, the KPSC's view is "that Cinergy's proposal will not impair the ability of this Commission to regulate ULH&P or protect its retail customers in Kentucky."  In reaching their conclusions, each of the state commissions referred to, among other factors, the agreements and commitments made by Cinergy and the Operating Companies to the state commissions in 1994 in connection with the Cinergy merger, which agreements and commitments are described in relevant detail below. Another factor cited by the state commissions was Cinergy's commitment, set forth below, not to encumber Operating Company assets in connection with investments in EWGs and FUCOs.
         a.   Insulation of Operating Companies and Their Customers from
Potential Direct Adverse Effects of Investments in Exempt             Projects
    The Operating Companies are, and will remain, insulated from the direct effects of EWG and FUCO investments.  In the first place, any losses in connection with EWGs and FUCOs would have no direct effect on the wholesale or retail electric or gas rates of the Operating Companies.
Cinergy represents that it will not seek recovery through higher rates to the Operating Companies' utility customers in order to compensate Cinergy for any possible losses that it may sustain on investments in Exempt
Projects or for any inadequate returns it may realize on such investments.
    Second, in accordance with sections 33(f) and (g) of the Act, to date
(1) no Operating Company has issued any security for the purpose of financing the acquisition, ownership or operation of any Exempt Project in which Cinergy has invested; (2) no Operating Company has assumed any obligation or liability as guarantor, endorser, surety or otherwise in respect of any security issued by any Exempt Project in which Cinergy has invested; and (3) no Operating Company has pledged or encumbered any part of its utility assets for the benefit of an associate Exempt Project.
Cinergy represents that it will not cause or permit any Operating Company in the future to take any such proscribed action referred to in the preceding clauses "(1)", "(2)" or "(3)", whether with respect to any existing Exempt Project in which Cinergy already has an interest - Midlands and EDESUR - or any additional Exempt Project in which Cinergy may acquire an interest pursuant to the authority requested herein.
    In addition, Cinergy has complied and will continue to comply with the other conditions of Rule 53(a) providing specific protections to customers
of the Operating Companies and their state commissions   in particular, the
requirements of Rule 53(a)(2) regarding the preparation and making available of books and records and financial reports regarding Exempt Projects; the requirements of Rule 53(a)(3) regarding the limitation on the use of Operating Company employees in connection with providing services to Exempt Projects; and the requirement of Rule 53(a)(4) regarding filing of copies of applications and reports with other regulatory commissions.
Cinergy has provided copies of the original application and each amendment thereto to the PUCO, the IURC and the KPSC, among others.
         b.   Operating Company Financial Integrity
    The Operating Companies are in excellent financial health, as indicated by such factors as debt/equity ratios, interest coverages and securities ratings.
    Debt (including short-term debt) ratios of the Operating Companies are consistent with industry averages for "A" rated electric utilities.
                        Debt as % of Capitalization
                             1994          1995       1996
CG&E/28/                     50%            52%       52%
ULH&P                        51%            46%       39%
PSI                               51%            47%       49%
A-rated utilities/29/        49%            49%       49%


    The Operating Companies' mortgage bond indentures and corporate charters require them to comply with certain interest coverage requirements to issue new bonds and/or preferred stock. Mortgage indenture interest coverage ratios for 1996 for the Operating Companies were 6.15 times for CG&E, 4.84 times for PSI, and 17.42 times for ULH&P, in each case well above the required coverage of 2.00 times. Currently, the Operating Companies anticipate having more than adequate interest coverages for financing requirements in the foreseeable future.
    The Operating Companies' interest coverages have generally been within the "A" range set by the major rating agencies in recent years. The Operating Companies continue to show strong financial statistics as measured by the rating agencies (pre-tax interest coverage, debt ratio, funds from operations to debt, funds from operations interest coverage, and net cash flow to capital expenditures).
    Securities of CG&E, PSI and ULH&P are highly rated by the major rating agencies. Among other things, secured debt of each of these companies is rated "A-" (or its equivalent) or better./30/ The Operating Company ratings in effect as of June 1, 1997 provided by the major credit ratings agencies
- Duff & Phelps Credit Rating Co. ("D&P"), Fitch Investors Service, LP ("Fitch"), Moody's, and S&P - are included in the following table:
                             D&P       Fitch     Moody's   S&P

   CG&E
    Secured Debt             A-        A-        A3/31/    A-
    Senior Unsecured Debt    BBB+      Not rated Baa1      BBB+
    Junior Unsecured Debt    BBB       Not rated Baa2      BBB+
    Preferred Stock          BBB       BBB+      baa1      BBB+

   PSI
    Secured Debt             A-        A         A3        A-
    Unsecured Debt           BBB+      A-        Baa1      BBB+
    Preferred Stock          BBB       BBB+      baa1      BBB+

   ULH&P
    Secured Debt             A-        Not rated A3        A-
    Unsecured Debt           Not rated Not rated Baa1      BBB+


    The secured debt and preferred stock ratings of each of CG&E, PSI and ULH&P have experienced upgrades since the Cinergy merger./32/ These upgrades have been received in a period when the industry is generally being viewed as more risky by the rating agencies, as evidenced by the number of recent downgrades experienced by utilities. The following table sets forth Operating Company bond ratings from the rating agencies for the period 1994 through 1996 (at year-end):
                             S&P Bond Ratings
                        1994      1995      1996
CG&E                         BBB+      A-        A-
ULH&P                   BBB+      A-        A-
PSI                          BBB+      A-        A-

                        Duff & Phelps Bond Ratings
                   1994      1995      1996
CG&E                    BBB+      A-        A-
ULH&P              N/A       A-        A-
PSI                     BBB+      A-        A-

                             Fitch Bond Ratings
                   1994      1995      1996
CG&E                    A-        A-        A-
ULH&P              N/A       N/A       N/A
PSI                     A-        A-        A

                        Moody's Bond Ratings
                   1994      1995      1996
CG&E                    Baa1      A3        A3
ULH&P              Baa1      A3        A3
PSI                     Baa1      A3        A3

    The following table sets forth preferred stock ratings for CG&E and PSI/33/ from the rating agencies for the period 1994 through 1996 (at year-end):

                        S&P Preferred Stock Ratings
                   1994      1995      1996
CG&E               BBB       BBB+      BBB+
PSI                     BBB       BBB+      BBB+

                   Duff & Phelps Preferred Stock Ratings
                   1994      1995      1996
CG&E               BBB       BBB       BBB
PSI                     BBB       BBB       BBB

                        Fitch Preferred Stock Ratings
                   1994      1995      1996
CG&E               BBB+      BBB+      BBB+
PSI                     BBB+      BBB+      BBB+

                   Moody's Preferred Stock Ratings
                   1994      1995      1996
CG&E               baa2      baa1      baa1
PSI                baa2      baa1      baa1

    Finally, Cinergy's investment in Exempt Projects has not had an adverse effect on the financial ratings of the Operating Companies. For example, all four rating agencies affirmed their ratings for Operating Company debt and preferred stock following announcement of the Midlands acquisition./34/

         c.   Lack of Foreseeable Need for Cinergy Capital
    Additional investments in Exempt Projects will not have any negative impact on the Operating Companies' ability to fund operations and growth given the basic fact that the Operating Companies do not depend on Cinergy for capital. Since the merger, with the exception of a December 1994 $160 million capital contribution from Cinergy to PSI,/35/ the Operating Companies have been financing their capital needs entirely with their own internal funds or with the proceeds of sales to nonassociates of their securities. Current projections indicate that Cinergy should not have to make any equity investments in the Operating Companies through 2005.

         d.   1994 Merger Settlement Agreements and Commitments

    The scope and magnitude of the commitments made by Cinergy to its state regulators and other parties in connection with the settlement of merger proceedings in 1994 provide unique assurances that the proposal will not have an adverse impact on the ability of the state commissions to protect Cinergy's utility subsidiaries or their customers. The letters submitted by Cinergy's state commissions (Exhibits D-1 to D-3) are testimony to this fact: each of those letters cites the 1994 arrangements as a basis for the state commission's position that the proposed transactions will not impair its ability to regulate the applicable Operating Company or protect its customers.

    Copies of all of these settlement agreements and merger approvals were submitted by Cinergy into the record in the Commission proceeding approving the Cinergy merger (see amended Application-Declaration in File No. 70-8427) and were discussed by the Commission in its order granting Cinergy's application (see Rel. No. 35-26146, October 21, 1994).
    The following is a detailed summary of the relevant provisions of the 1994 merger settlement agreements and commitments.
         I.   Indiana
    On March 3, 1994, PSI, Cinergy, Resources and representatives of various Indiana retail electric customers of PSI ("Indiana Settling Parties") entered into a comprehensive Settlement Agreement ("Indiana Settlement Agreement") in the context of proceedings before the Federal Energy Regulatory Commission ("FERC") concerning the Cinergy merger. The IURC approved the Indiana Settlement Agreement in its March 29, 1994 order in Cause No. 39897.
    The Indiana Settlement Agreement ensures the continuing effectiveness of state regulation in a number of ways, including the following:
    * PSI and Cinergy agreed to the continuing application of Indiana statutory law to PSI, Cinergy and their affiliates or subsidiaries to the extent such law overlaps with federal law (including the allowance or denial of recovery of costs in retail rates).

    * PSI and Cinergy agreed that (a) any proposed amendment to the Cinergy system operating agreement filed under Section 205 of the Federal Power Act with the FERC (the "Operating Agreement") or to the Cinergy system utility service agreement approved by the SEC in its 1994 merger order (the "Service Agreement") and (b) certain other proposed affiliates contracts to which PSI would be a party that are required to be filed with and/or approved by the FERC or the SEC would not become effective unless and until the proposed amendment or affiliate contract had been filed with and approved, or not finally rejected, disapproved, or found unreasonable by the IURC.

    * PSI and Cinergy agreed that in any pending proceeding before the IURC, PSI and Cinergy would make available to the IURC and the Indiana Office of Utility Consumer Counselor ("UCC") all books and records, and employees and officers of Cinergy, PSI and any affiliate or subsidiary of Cinergy or PSI.
    As part of the Indiana Settlement Agreement, the Indiana Settling Parties agreed to certain "Principles of Diversification." These principles apply to Cinergy's or PSI's participation in non-utility businesses or in public utility businesses outside of the United States.
In particular, Section 11.2 of the Indiana Settlement Agreement provides that:
    [T]he Cinergy Companies recognize and acknowledge that the IURC under I.C. 8-1-2 [i.e., Indiana Code 8-1-2] has continuing authority over [PSI's] capital structure, financings and cost of capital for ratemaking purposes sufficient to enable the IURC to protect [PSI's] retail electric customers from any material adverse affects that may result from [PSI's] or Cinergy's
    participation in non-utility businesses or in public utility businesses outside of the United States of America.
    The foregoing statement is consistent with the following statements contained in a July 2, 1992 letter from the then-Chairman of the IURC to the SEC/36/ concerning a proposed investment by Resources in a public utility business in Argentina:
         In general, the IURC's continuing authority over PSI
    Energy's capital structure, financings and cost of capital for ratemaking purposes will enable the IURC to protect PSI Energy's retail electric customers from any financial effects resulting from the activities in PSI Argentina. The IURC has authority to investigate transactions between utilities and their subsidiaries, pursuant to Indiana Code ("I.C.") 8-1-1-11, to prescribe the form of all books, accounts, papers and records of utilities, I.C. 8-1-2-12 and 14, and is required to inquire into the management of the business of all public utilities, I.C. 8-1-2-48, and to keep itself informed as to the manner and method in which such business is conducted, I.C. 8-1-2-49.  The IURC can use these powers, in addition to its general ratemaking authority as noted above, to ensure that PSI Argentina's activities do not adversely affect PSI Energy's ratepayers.
         ...
         In sum, the IURC has both general and specific authority and will exercise its authority, as appropriate, to protect Indiana ratepayers.
    With respect to the furnishing of pertinent information by PSI to the IURC concerning the diversification activities of PSI or Cinergy, Section
11.3 of the Indiana Settlement Agreement further provides:
         In addition to the annual information filings to be made by PSI under the Affiliate Guidelines attached hereto as Appendix
    "E", PSI agrees that it shall on an annual basis file with the IURC and provide to the UCC the following information for each applicable PSI Affiliate (as defined in the Affiliate Guidelines attached hereto as Appendix "E" [which definition includes, among others, all subsidiaries of Cinergy]):
            1. The capital structure of each Affiliate as of the end
               of the applicable period;
            2. A statement of the changes in the capital structure
               of each Affiliate during the applicable period;
            3. An assessment of the effects on PSI's capital
               structure and PSI's ability to attract capital of the activities of each Affiliate during the applicable period; and
            4. If requested by the IURC or the UCC, the names and
               job descriptions of any employees of PSI transferred to, or for whom 75 percent of their time has been allotted to, an Affiliate during the applicable period.
    In short, the Indiana Settlement Agreement confers additional significant rights on the IURC, beyond those otherwise accruing to it under state law, the net effect of which is to preserve unimpaired the ability of the IURC to protect Cinergy's utility subsidiaries and their customers in the context of the instant proposal.
         ii.  Ohio
    As part of a comprehensive merger settlement, Cinergy also entered into an Ohio Joint Stipulation and Agreement ("Ohio Settlement Agreement") that was filed with FERC on March 4, 1994. The Ohio Settlement Agreement, which was signed by Cinergy, CG&E, the PUCO, and the Office of the Ohio Consumers' Counsel ("OCC"), ensures the continuing effectiveness of state regulation in a number of ways, including the following:
    * CG&E and Cinergy agreed to the continuing application of Ohio statutory law to CG&E, Cinergy, their affiliates or subsidiaries to the extent such law overlaps with federal law (including the allowance or denial of recovery of costs in retail rates).

    * CG&E and Cinergy agreed that (a) any proposed amendment to the Operating Agreement or the Service Agreement and (b) certain other proposed affiliates contracts to which CG&E would be a party that are required to be filed with and/or approved by the FERC or the SEC would not become effective unless and until the proposed amendment or affiliate contract had been filed with and approved, or not finally rejected, disapproved, or found unreasonable by the PUCO.

    * CG&E and Cinergy agreed that in any pending proceeding before the PUCO, CG&E and Cinergy would make available to the PUCO and the OCC all books and records, and employees and officers of Cinergy, CG&E and any affiliate or subsidiary of Cinergy or CG&E.
    In addition, as part of the merger settlement process, CG&E agreed in February 1994 to certain Principles of Diversification similar to the PSI principles discussed above. In these principles, CG&E and Cinergy:
    recognize and acknowledge that the [PUCO] under Title 49 of The
    Ohio Revised Code has continuing authority over CG&E's capital structure, financings and cost of capital for ratemaking purposes sufficient to enable the [PUCO] to protect CG&E's retail electric customers from any material adverse [e]ffects that may result from CG&E's or Cinergy's Participation in Diversified
    Business./37/
Principles of Diversification, Section V.
    As part of the Principles, CG&E also agreed to make certain informational filings with the PUCO (with copies to the OCC), including:
    1. The capital structure of each Affiliate as of the end of the applicable period;

    2. A statement of the changes in the capital structure of each Affiliate during the applicable period;

    3. An assessment of the effects on CG&E's capital structure and CG&E's ability to attract capital of the activities of each Affiliate during the applicable period; and

    4. If requested by the [PUCO] or the OCC, the names and job descriptions of any employees of CG&E transferred to, or for whom 100 percent of their time has been allocated to, an Affiliate during the applicable period.
Principles of Diversification, Section VI.
    Finally, the Principles of Diversification specify (in Exhibit B) that the financial policies and guidelines for transactions between CG&E and its affiliates shall reflect certain cross-subsidization principles, including:
    * CG&E's utility customers shall not subsidize the activities of CG&E's non-utility affiliates or CG&E's utility affiliates.

    * Neither CG&E's non-utility affiliates nor CG&E's utility affiliates shall subsidize the public utility activities of CG&E.

    * CG&E's costs for jurisdictional rate purposes shall reflect only those costs attributable to its jurisdictional customers.

    * CG&E shall maintain and utilize accounting systems and records which are sufficient to identify and appropriately allocate costs between CG&E and its affiliates, consistent with these cross-subsidization principles and such financial policies and guidelines.
    In sum, the numerous protections built into the Ohio Settlement Agreement and ancillary agreements give substantial assurance that the proposal before this Commission will not have an adverse impact on the ability of the PUCO to protect Cinergy's utility subsidiaries or their customers.
         iii. Kentucky
    As with Indiana and Ohio, the KPSC secured various commitments through the merger settlement process that ensure its ability to protect Cinergy utility subsidiaries and their customers. In its order issued May 13, 1994 in Case No. 94-104 conditionally approving the Cinergy merger, the KPSC accepted certain commitments made by Cinergy and CG&E during the course of that proceeding "to ensure that the creation of Cinergy does not impair the
[KPSC's] regulatory authority over ULH&P ... ."  These initial commitments included:
    * Access to the accounts and records of Cinergy, Cinergy's service company subsidiary, Cinergy Services, Inc., and any affiliates and subsidiaries controlled by Cinergy to verify transactions with ULH&P.

    * The ability of the KPSC to review and approve or reject certain affiliate contracts involving Cinergy system companies.

    * A commitment that no claim of SEC preemption would be raised before the KPSC or in any action in any forum in the event that any affiliated costs, other than those included in ULH&P's purchased power costs, are excluded for rate-making purposes.
    Beyond these commitments, the KPSC in its merger order imposed certain additional conditions, all of which were accepted in writing by Cinergy and CG&E. As summarized in detail below, these conditions focused on three areas: (1) protection of utility resources; (2) the KPSC's ability to monitor the corporate activities of ULH&P, CG&E, Cinergy and Cinergy's other affiliates; and (3) reporting requirements. Specifically, to implement these protections, the KPSC imposed certain "conditions and requirements," including but not limited to:
    1. Protection of utility resources: The KPSC stated that in future proceedings it will be the responsibility of ULH&P to show that its allocation methodologies have not resulted in any cross-subsidization. As part of that showing, ULH&P should be prepared to disclose fully all allocated costs, the portion allocated to each subsidiary of Cinergy, complete details of the methods of allocation, and the justification for the amount and the method. The KPSC also noted that the accounting and other procedures and controls established by Cinergy, CG&E, and ULH&P will be reviewed periodically, and in ULH&P proceedings as appropriate. KPSC Order at 13.
    In furtherance of its ability to protect the utility's resources, the KPSC stated the following:
         For rate-making purposes, the [KPSC] has jurisdiction over
    ULH&P's capital structure, financing, and cost of capital.
    Through this authority, the [KPSC] can protect ratepayers from the financial effect of non-utility activities.  No new debt, preferred stock, or common equity can be issued without its prior approval. This prevents significant deviations from the approved capital structure, which is the key to ensuring that ULH&P maintains its financial integrity. Supplementing this financial control, the [KPSC] must approve any guarantee of debt obligations by ULH&P for Cinergy and its affiliates.
KPSC Order at 16. Thus, the KPSC's substantial ability to protect the financial resources of the utility, as discussed in its order, will not be impaired in any way by the proposal under consideration before this Commission.
    2. Ability to monitor corporate activities of ULH&P, CG&E, Cinergy and Cinergy's other affiliates: Noting that "the most indispensable requirement is open access to all books, records, and personnel of Cinergy and each subsidiary," the KPSC stated that it "will have access, as necessary in the exercise of its statutory duties, to the books and records of Cinergy and its other affiliates and subsidiaries as the books and records may be related to transactions with ULH&P. If the subsidiaries or affiliates of Cinergy do not transact business with ULH&P, ULH&P will verify, if necessary, the absence of such transactions through independent sources." KPSC Order at 17-18.
    3.   Reporting requirements:  The KPSC's order also imposed
substantial reporting requirements "[i]n order to monitor effectively the activities of ULH&P, Cinergy and its related subsidiaries, and protect ratepayers . . . ."  KPSC Order at 19.  Among the reporting required by the
KPSC, ULH&P is to "furnish financial statements of Cinergy including consolidating adjustments of Cinergy and its subsidiaries with a brief explanation of each adjustment and all periodic reports filed with the SEC." KPSC Order at 19.
         iv.  Conclusion Regarding Ability of State Commissions to Protect
              Operating Companies and Their Customers
    Clearly, as they themselves have emphasized in Exhibits D-1, D-2 and D-3, the commissions in the three states in which the Cinergy utility subsidiaries operate have substantial authority - through continued control of each utility's operating expenses and capital structure, through access to the books, records and employees not only of the utility but its subsidiaries and affiliates, through prior approval rights over affiliate contracts, through the imposition of accounting procedures and controls, and through the various reporting requirements - to protect the utility subsidiaries and their customers, and the proposal before the Commission in no way impairs that authority.
Item 4.  Regulatory Approval
    The proposed transactions are not subject to the jurisdiction of any State commission or any federal commission other than this Commission.
Item 5.  Procedure
    Applicants request that the Commission issue an order as soon as practicable granting and permitting to become effective this amended Application-Declaration.
     Applicants waive a recommended decision by a hearing officer or other responsible officer of the Commission; consent that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and request that there be no waiting period between the issuance of the Commission's order and its effectiveness.
    Cinergy proposes to file quarterly certificates pursuant to Rule 24 (superseding the Rule 24 reporting obligation presently in effect in File No. 70-8589), within 60 days after the end of each calendar quarter (commencing with the first full quarter following the Commission's order herein), containing the following information as of the end of the preceding quarter (except as otherwise noted):
    (I) A computation in accordance with Rule 53(a) of Cinergy's "aggregate investment";
    (ii) Cinergy's "aggregate investment" expressed as a percentage of consolidated capitalization, consolidated net utility plant, consolidated assets and market value of outstanding common stock;
    (iii) Consolidated capitalization ratios with consolidated debt to be inclusive of all short-term debt and non-recourse Exempt Project debt to the extent normally consolidated under U.S. GAAP or other applicable financial reporting rules;
    (iv) The market-to-book ratio of Cinergy's common stock;
    (v) An analysis of the growth in consolidated retained earnings which segregates earnings growth attributable to Exempt Projects as a whole versus all other subsidiaries of Cinergy; and
    (vi) A breakdown in revenues and net income of each of the Exempt Projects for the 12-months then-ended.
Item 6.  Exhibits and Financial Statements
    (a)  Exhibits
         D-1 Conformed copy of Letter, dated March 26, 1997, from IURC to SEC (filed herewith)
         D-2 Conformed copy of Letter, dated April 3, 1997, from PUCO to SEC (filed herewith)
         D-3 Conformed copy of Letter, dated April 4, 1997, from KPSC to SEC (filed herewith)
         F    Preliminary Opinion of Counsel (filed herewith)
         G    Form of Federal Register Notice (previously filed)
         H    Earnings Projections with respect to Exempt Projects (filed pursuant to rule 104(b) in paper format only under a request for confidential treatment)
    (b)  Financial Statements
         FS-1 Cinergy Consolidated Financial Statements, dated December
31, 1996 (previously filed)
         FS-2 Cinergy Financial Statements, dated December 31, 1996 (previously filed)
         FS-3 Investments Consolidated Financial Statements, dated
December 31, 1996 (previously filed)
         FS-4 Cinergy Consolidated Financial Data Schedule (previously filed as part of electronic submission only)
          FS-5     Cinergy Financial Data Schedule (previously filed as
part of electronic submission only)
         FS-6 Investments Consolidated Financial Data Schedule (previously filed as part of electronic submission only)
Item 7.  Information as to Environmental Effects
    (a) In light of the nature of the proposed transactions, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.
    (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                SIGNATURE
    Pursuant to the requirements of the Act, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.
    Dated:  July 24, 1997
                             CINERGY CORP.

                             By:  /s/ William L. Sheafer
                             Vice President and Treasurer
                             CINERGY INVESTMENTS, INC.

                             By:  /s/ William L. Sheafer
                             Treasurer
                             ENDNOTES

/1/ At and for the year ended December 31, 1996, CG&E reported total assets and total operating revenues of approximately $4.8 billion and $1.8 billion, respectively; PSI reported total assets and total operating revenues of approximately $3.3 billion and $1.3 billion, respectively; ULH&P reported total assets and total operating revenues of approximately $290 million and $268 million, respectively; Lawrenceburg reported total assets and total operating revenues of approximately $14 million and $7.6 million, respectively; West Harrison reported total assets and total operating revenues of approximately $514,000 and $540,000, respectively; and Miami reported total assets and total operating revenues of approximately $77,000 and $39,000, respectively. See generally Cinergy's 1996 Annual Report on Form U5S, Item 10.

/2/ The September 1995 EWG/FUCO Order and the March 1996 EWG/FUCO Order (see below) used a different defined term - a "Special Purpose Subsidiary"
- to identify any such special purpose company formed, inter alia, to acquire and hold the securities of one or more EWGs and/or FUCOs. There is no substantive difference between that term and "Project Parent." As used herein, the term "Exempt Project" refers to any EWG, FUCO or Project Parent in which Cinergy holds a direct or indirect ownership interest.

/3/ As used throughout this application-declaration, the terms "aggregate investment" and "consolidated retained earnings" have the respective meanings assigned to such terms under Rule 53(a)(1).

/4/ The March 1996 EWG/FUCO Order also clarified that if an investment by Cinergy or Investments in a Project Parent took the form of a guarantee of a security of a Project Parent denominated in a currency other than U.S. dollars, the amount of the guarantee, for purposes of determining Cinergy's "aggregate investment," would be determined by converting the stated amount of the underlying security into U.S. dollars at currency exchange rates in effect at the time the guarantee was issued.

/5/ Other than to accommodate the proposed removal of the 50% Limitation and the increased aggregate investment authority up to the full amount of consolidated retained earnings, Cinergy does not seek herein to modify any of the terms or conditions of the Prior Orders.

/6/ Resources financed the purchase of its interest in EDESUR entirely with funds borrowed by Resources under a line-of-credit. No non-recourse debt was issued by Resources or any subsidiary thereof in connection with the purchase of Resources' interest in EDESUR.

/7/ In addition, in connection with the Cinergy merger, Cinergy succeeded to Resources' minority ownership interest in Central Costanera, S.A. ("Costanera"), an electric generation facility in Argentina, acquired by Resources pursuant to the Commission's order in PSI Resources, Inc., et al., Rel. No. 35-25674, November 13, 1992. In late 1995, Cinergy sold all of its interest in Costanera to various non-affiliated third-party buyers. See Rule 24 certificate in File No. 70-8589 filed on February 15, 1996.

/8/ See Notification of Foreign Utility Company Status on Form U-57 filed by Cinergy on behalf of Midlands on July 2, 1996 and Cinergy's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30 and September 30, 1996, respectively.

/9/ Since consummating the acquisition of its interest in Midlands, Cinergy has increased its aggregate investment therein by approximately $14 million as of March 31, 1997 (to a total of approximately $485 million) as a result of (a) several transactions in which Cinergy UK repaid borrowings totaling $13 million under the Cinergy UK Credit Agreement and Cinergy concurrently incurred an equal amount of additional borrowings under the Cinergy Corp. Credit Agreement, and (b) Cinergy having paid certain fees and expenses totaling approximately $1 million on behalf of Cinergy UK under the Cinergy UK Credit Agreement.

/10/ On May 1, 1997, general elections were held in Great Britain which resulted in the Labour Party gaining control of the government. Included in the Labour Party's manifesto was a windfall profits levy against certain businesses which had previously been owned and operated by the government. Upon announcement of the Budget Statement on July 2, 1997, it was confirmed that Midlands will be included in the group of companies subject to this levy.

As expected, the Budget Statement contained the total amount to be raised by the levy (5.2 billion pounds sterling), the sectors to be included within the scope of the levy (2.1 billion pounds sterling of the 5.2 billion pounds sterling total to be applied to the electric sector), the methodology by which the tax will be assessed, and the payment schedule (half of the tax to be paid December 1, 1997; half to be paid December 1, 1998). Though the legislation must proceed through a number of administrative steps prior to becoming law (expected in the third quarter of 1997), it is believed the final bill will not differ in any significant respect from that outlined in the Budget Statement.

Cinergy estimates the windfall profits tax liability as proposed will be 135 million pounds sterling for Midlands, which falls within the range of Cinergy's earlier public projections. Under U.S. GAAP, the levy will result in a charge against earnings (approximately $112 million) in Cinergy's consolidated financial statements in the period legislation related to the levy is enacted, currently thought to be likely by the end of the third calendar quarter of 1997.

/11/ In 1995, Cinergy achieved non-fuel operation and maintenance savings of approximately $42 million, significantly exceeding its initial public estimates of first-year merger benefits. Additionally, the merger allowed the Operating Companies to reduce fuel costs and capital spending in 1995 by $13 million and $170 million, respectively. Cinergy is undergoing a reengineering process, involving the development and application of innovative approaches to controlling costs and operating efficiently, that it expects will result in the realization of further significant long-term cost savings.

/12/ As of March 31, 1997 Cinergy was participating in competitive retail customer choice programs in New Hampshire, Illinois, Massachusetts, New York, Idaho and Washington.

/13/ This process is by its very nature evolutionary and subject to change, and the specific risk mitigation techniques actually employed are appropriate to the particular project. Therefore, while the description that follows is illustrative of those processes and techniques as employed in the past, they are necessarily subject to

/14/ Interest rate variability and volatility are closely related in that both describe uncertainty arising from exposure to floating rates of interest. Variability usually relates to longer-term exposure, measured in months or years, especially as regards existing obligations. For example, to minimize exposure to interest rate variability on debt borrowed to fund a long-lived asset, Cinergy might "match-fund" with a significant amount of fixed-rate debt. Exposure to risk on amounts kept floating (for flexibility of redemption) could be minimized through various derivative instruments. Volatility, on the other hand, usually describes exposure that is much shorter in duration, such as daily swings in interest rates or indices. In addition, it relates to risk exposure on existing obligations and planned issuances. Therefore, to minimize interest rate volatility on the day of pricing a new bond, various hedging techniques are available as described in the text. Cinergy's Treasury Department has responsibility to analyze the cost and desirability of using various hedging instruments to mitigate interest rate risk exposure, and to purchase and monitor such instruments as necessary.

/15/ As noted below, the Applicants view the presence of local partners and official or multilateral agencies as an important way to mitigate the risk of expropriation or unfair regulatory treatment.

/16/   For example, in the EDESUR investment, Cinergy teamed with five large local companies, most of which also provided international services. In the Midlands transaction Cinergy is partnering with GPU which has international experience. In addition, Cinergy and GPU have an important local partner since the acquisition left in place Midlands' existing management team.

/17/ When funds for a project are supplied by government-sponsored export credit agencies or other governments or institutions, such as the World Bank through its International Finance Corporation affiliate, the host country has strong incentives not to take actions which would harm the project's viability. Political and currency convertibility risk can often be addressed through insurance obtained from the Overseas Private Investment Corporation, a United States agency, or the Multilateral Investment Guaranty Agency, a World Bank affiliate, or in the commercial insurance market. Political risk insurance is available to insure the project debt or the return of an investor's equity and can also protect against outright, expropriation, acts of civil violence or even "creeping" nationalization brought about by punitive regulation. Cinergy typically analyzes the perceived political risk of a project and the costs associated therewith and obtains insurance when the costs associated with such risk exceed the costs of insurance coverage therefor. In the case of Cinergy's Argentine investments (EDESUR and, formerly, Costanera), political risk (i.e., expropriation and currency conversion) insurance was purchased from Lloyds of London and OPIC.

/18/ For example, companies that have complementary businesses (e.g., an electric distribution company which owns another electric distribution business or a water or gas distribution business) are said to be horizontally integrated. Vertical integration encompasses a spectrum of functionally distinct business operations or processes within a particular industry, such as the generation, transmission and distribution of electricity.

/19/ The ability to "cash-out" of an investment expeditiously and on advantageous terms represents an important value of that investment. A company may no longer desire to own an investment perhaps because the investment is perceived to be at its maximum market value or it is not achieving its pre-defined goals. Likewise, an alternative investment may be preferred, or there may simply be a need to raise cash. In any of these hypotheticals, the ability to achieve such a disposition is critical.

/20/ The 1996 dividend payout ratio for Cinergy excludes a $.12 per share non-recurring charge for the cost of reacquiring 90% of CG&E's preferred stock through a tender offer. (See Release No. 35-26569, September 11, 1996, and Rule 24 Certificate in File No. 70-8881.) Including the one-time charge, the resulting dividend payout ratio for 1996 would have been 86.7%.

/21/ Cinergy appreciates that should it at any time not remain in compliance with the requirements of Rule 53(a), other than Rule 53(a)(1), or should any of the circumstances described in Rule 53(b) occur, the authorization obtained in connection with this application-declaration, insofar as it increases Cinergy's permitted aggregate investment to 100% of consolidated retained earnings, would cease to be effective and Cinergy would not be authorized to make any further investments in Exempt Projects in amounts in excess of 50% of consolidated retained earnings without obtaining a further order of the Commission.

/22/ Does not include $.12 per share for cost of reacquiring 90% of CG&E's preferred stock through a tender offer.

/23/ Bloomberg Financial Services.

/24/ Bloomberg Financial Services.

/25/ S&P Electric Utility Index, Dow Jones Utilities Index, and
Philadelphia Utility Index.

/26/ Business Week Magazine, March 24, 1997, at 148-49.

/27/ See Exhibit H.

/28/ CG&E percentages are consolidated.

/29/ Source: Utility Focus, Regulatory Research Associates, Inc., June 6,
1997.

/30/ The average rating for utility company senior debt is A- from S&P and A3 from Moody's.

/31/ An "A3" rating from Moody's is equivalent to an "A-" rating from any of the other three agencies.

/32/ The average pre-merger rating for the secured debt of these Operating Companies was BBB+.

/33/  ULH&P hs no preferred stock outstanding for this period.

/34/ In addition to Operating Company ratings, (1) all the major agencies have assigned investment grade ratings to Cinergy debt (for further information on such ratings, see Cinergy's amended application in File No. 70-8993) and (2) on May 5, 1997 S&P assigned an A- long-term credit rating to each of Midlands, Avon Energy and Avon Holdings. Further, following the July 2, 1997 announcement of the Budget Statement, as discussed earlier, an S&P report listed 13 British utilities, but not Midlands, on "CreditWatch with negative implications." Midlands' rating remained unchanged " because of [its] relative strength within the rating category."

/35/ In December 1994 Cinergy issued and sold over 7 million shares of its common stock to the public and contributed $160 million of the net proceeds to the equity capital of PSI (see Rule 24 certificate in File No. 70-8477). PSI used such funds for general corporate purposes, including repayment of short-term indebtedness incurred for construction financing.

/36/ See PSI Resources, Inc., et al., Release No. 35-25674, November 13, 1992 (text accompanying notes 21 and 22).

/37/ "Diversified Business" was defined in the Principles to mean (i) a non-utility business, or (ii) a public utility business outside the United States of America. "Participation" was defined to mean "an acquisition of securities, or any interest in a business, which results in either CG&E becoming a direct owner of a Diversified Business or a Diversified Business becoming an Affiliate of CG&E." Principles of Diversification Section II D and G.